================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the months of April 2002 to December 2002.


                          NORTHGATE EXPLORATION LIMITED
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                         2050 - 1055 West Georgia Street
                           Vancouver, British Columbia
                                 Canada V6E 3R5
                 -----------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

         Form 20-F [ ]     Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]          No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

================================================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           Registrant:
                                           Northgate Exploration Limited

Date:  May 26, 2003.
                                           (signed)
                                           -------------------------------------
                                           Kenneth G. Stowe
                                           President and Chief Executive Officer

                                    EXHIBITS

Exhibit No.         Description
--------------------------------------------------------------------------------
1                   PRESS RELEASE DATED JULY 31, 2002 WITH RESPECT TO SIGNING OF
                    AN OPTION AGREEMENT AND JOINT VENTURE AGREEMENT PROVIDING
                    FOR NORTHGATE EXPLORATION LIMITED TO EARN A MAJORITY
                    INTEREST IN CANASIL RESOURCES INC.'S 100% OWNED BRENDA GOLD
                    COPPER PROPERTY LOCATED IN THE KEMESS-TOODOGGONE MINING
                    DISTRICT IN NORTH-CENTRAL BRITISH COLUMBIA.
--------------------------------------------------------------------------------
2                   PRESS RELEASE DATED AUGUST 15, 2002 WITH RESPECT TO THE
                    AGREEMENT TO ENTER INTO AN OPTION AGREEMENT PROVIDING FOR
                    NORTHGATE EXPLORATION LIMITED TO EARN A MAJORITY INTEREST IN
                    PRAXIS GOLDFIELDS INC.'S CLAIM GROUP LOCATED IN THE STEWARD
                    MINING CAMP IN NORTHWESTERN BRITISH COLUMBIA.
--------------------------------------------------------------------------------
3                   INTERIM FINANCIAL STATEMENTS OF NORTHGATE EXPLORATION
                    LIMITED FOR THE SECOND QUARTER ENDED JUNE 30, 2002
--------------------------------------------------------------------------------
4                   PRESS RELEASE DATED AUGUST 28, 2002 WITH RESPECT TO THE
                    APPROVAL BY THE TSX VENTURE EXCHANGE OF THE OPTION AGREEMENT
                    GRANTING NORTHGATE EXPLORATION AN OPTION TO ACQUIRE FROM
                    CANASIL RESOURCES INC. A 60% INTEREST IN THE BRENDA GOLD
                    COPPER PROPERLY LOCATED IN THE KEMESS-TOODOGGONE MINING
                    DISTRICT IN NORTH-CENTRAL BRITISH COLUMBIA.
--------------------------------------------------------------------------------
5                   PRESS RELEASE DATED SEPTEMBER 17, 2002 WITH RESPECT TO ASSAY
                    RESULTS FROM NORTHGATE EXPLORATION LIMITED FOR A FURTHER 12
                    DIAMOND DRILL HOLES FROM ITS 2002 EXPLORATION PROGRAM.
--------------------------------------------------------------------------------
6                   PRESS RELEASE DATED NOVEMBER 21, 2002 WITH RESPECT TO THE
                    ADVANCEMENT BY NORTHGATE EXPLORATION LIMITED OF ITS KEMESS
                    NORTH PROJECT TO THE PRE-FEASIBILITY STAGE.
--------------------------------------------------------------------------------
7                   PRESS RELEASE DATED NOVEMBER 22, 2002 WITH RESPECT TO THE
                    ASSAY RESULTS FROM NORTHGATE EXPLORATION LIMITED'S 2002
                    REGIONAL EXPLORATION PROGRAM IN BRITISH COLUMBIA.
--------------------------------------------------------------------------------
8                   INTERIM FINANCIAL STATEMENTS OF NORTHGATE EXPLORATION
                    LIMITED FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002.
--------------------------------------------------------------------------------
9                   PRESS RELEASE DATED DECEMBER 23, 2002 WITH RESPECT TO THE
                    CLOSING BY NORTHGATE EXPLORATION LIMITED OF AN EQUITY
                    FINANCING FOR TOTAL GROSS PROCEEDS OF CDN. $1,445,000.
--------------------------------------------------------------------------------
10                  ANNUAL INFORMATION FORM OF NORTHGATE EXPLORATION LIMITED
                    FOR THE YEAR ENDED DECEMBER 31, 2001.
--------------------------------------------------------------------------------
11                  ANNUAL REPORT OF NORTHGATE EXPLORATION LIMITED FOR THE YEAR
                    ENDED DECEMBER 31, 2001.
--------------------------------------------------------------------------------